Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

September 23, 2021

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attention: Raymond Be, Esq.
Re:    Registration Statement on Form N-14 of the Global X Funds (File No. 333-259043)
Dear Mr. Be:
On August 24, 2021, the Global X Funds (the "Trust" or the "Registrant") filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”) related to the proposed reorganization (the “Reorganization”) of the Global X MSCI Norway ETF (the “Target Fund”) into the Global X FTSE Nordic Region ETF (the “Acquiring Fund” and, collectively with the Target Fund, the “Funds” ), each a series of the Trust. This letter responds to the comments you provided related to the Registration Statement on behalf of the staff of the Commission (the “Staff”) on September 20, 2021. The Trust will file definitive versions of the Prospectus/Information Statement and the Statement of Additional Information included in the Registration Statement pursuant to Rule 497(c) under the 1933 Act (the "497 Filing") that will incorporate the responses to the Staff’s comments noted below.

Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

1. Comment: With respect to the first paragraph on page ii of the Registration Statement, please briefly explain in correspondence the legal and business reasons for structuring your transaction to have the Global X FTSE Nordic Region ETF be the Acquiring Fund in light of the fact that the post-reorganization fund (the “Combined Fund”) will have the same name, investment objective and underlying index as that associated with the Target Fund.

Response: Global X believes that, as between the Global X MSCI Norway ETF and the Global X FTSE Nordic Region ETF, the Global X MSCI Norway ETF has the better potential for commercial viability, will attract greater investor demand over time, and has the more promising possibility of achieving self-supporting scale. As noted in the Registration Statement, to the

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
September 23, 2021

extent that shareholders of the Acquiring Fund disagree with the changes that will be implemented in conjunction with the Reorganization, the shareholders will have the opportunity to divest their shares in the marketplace in a measured manner prior to the Reorganization. Speaking generally, those selling shareholders will be on no worse a footing than would be the case in an orderly liquidation of the Acquiring Fund itself, which, in the absence of a merger, would be the likely result.
The transaction could be structured to have the Global X MSCI Norway Fund take action to acquire the Global X FTSE Nordic Region ETF. If this alternative approach were taken, the amount of portfolio repositioning of the Global X FTSE Nordic Region ETF currently anticipated by the Reorganization would still occur after the transaction, however the alternative approach of reorganizing the Global X FTSE Nordic Region ETF into the Global X Norway ETF would not be able to be structured as a tax-free reorganization. In structuring the Reorganization as it has, Global X has sought to ensure that the results to the shareholders of the two Funds would be largely identical to the results that would occur if the Global X MSCI Norway ETF were to acquire the Global X FTSE Nordic Region ETF; however, the Reorganization, as currently structured, has preferable tax consequences to the alternative structure.

2. Comment: With respect to the first paragraph on page iii of the Registration Statement, please revise the disclosure to make it clear that upon completion of the Reorganization, the Combined Fund will mirror the investment objective, principal investment strategies and principal risks of the Target Fund.

Response: The Registrant has made the requested changes.

3. Comment: Please discuss the implications for Acquiring Fund shareholders from an investment exposure and risk perspective with respect to the fact that the Combined Fund will follow the investment objective and principal investment strategies of the Target Fund.

Response: The Registrant has made the requested changes.

4. Comment: With respect to the section of the Registration Statement titled “INTRODUCTION - What are the principal risks associated with investments in the Acquired Fund versus the Acquiring Fund?” in the Registration Statement, please clarify the disclosure to discuss the change in risk profile for Acquiring Fund shareholders as part of the Combined Fund.

Response: The Registrant has made the requested changes.

5. Comment: With respect to the section of the Registration Statement titled “COMPARISON OF INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES, POLICIES AND PRINCIPAL RISKS - What are the principal risk factors associated with investments in the Funds?” please clarify which principal risks will be applicable to the Combined Fund.

Response: The Registrant has made the requested changes.

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
September 23, 2021

6. Comment: With respect to the section of the Registration Statement titled “REASONS FOR THE REORGANIZATION”, please revise the discussion to address the reasons behind choosing the Target Fund’s principal investment strategies and underlying index instead of those of the Acquiring Fund. In addition, please revise the disclosure to tie the differences discussed for each of the Acquiring Fund and the Target Fund to the conclusions reached by the Board.

Response: As noted in the Registration Statement, based on its understanding of the market, Global X anticipates that the Acquiring Fund, if managed as it presently is, with its current principal investment strategies and underlying index – would continue to struggle to attract assets over time and would be untenable in the near or intermediate future. This belief is due, in large measure, to a view that single country funds in the Nordic region could be more attractive to investors than a regionally focused fund in the future, which means that a fund with a single country focus is likely to attract more investor interest and assets, thereby having a greater chance to be viable and self-supporting going forward, than a fund with a regional investment focus. As a result, it is Global X’s view that having the Combined Fund track the underlying index that Global X FTSE Nordic Region ETF currently tracks would likely lead to challenges similar those anticipated for the Global X FTSE Nordic Region ETF. The Registrant has added the following underlined disclosure to the Prospectus/Information Statement to clarify this:

Global X noted at the August 4, 2021 Board meeting that neither of the Funds had been able to gather assets and consequently the size of both Funds was sub-scale. Based on Global X’s understanding of the market, Global X anticipated that the Acquiring Fund would likely remain sub-scale and would be untenable in the near or intermediate future. Global X noted the likelihood of remaining sub-scale was linked to the fact that single country funds in the Nordic region may be more attractive to investors than regionally focused funds in the future, and as a consequence, the Acquiring Fund (as currently structured) would be less likely to attract ongoing investor interest necessary to generate increased asset levels that would allow the Fund to become a viable and self-supporting fund going forward.

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The Board considered that, as passively managed ETFs, the Funds’ comparative performance was driven in large measure by each Fund’s underlying index. The Board considered this factor in the context of each Fund’s likely long term chances of viability, and determined, based on the information provided at the meeting, that notwithstanding relative performance, a fund tracking the MSCI Norway IMI 25/50 Index had greater likelihood of future long term viability.

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7. Comment: In the section of the Registration Statement titled “REASONS FOR THE REORGANIZATION”, the disclosure notes that the Board considered the performance of the Target Fund and the Acquiring Fund and each Fund relative to its corresponding benchmark.

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
September 23, 2021

Please clarify whether this consideration was based on actual outperformance/underperformance relative to the respective benchmark or whether this discussion is intended to encapsulate tracking error. To the extent revisions are needed, please revise as appropriate.

Response: The consideration was focused primarily on actual outperformance/underperformance of each Fund relative to its respective benchmark as a proxy for tracking error. The Registrant does not believe further revisions are needed in light of the additional clarifying changes made in response to Comment 6.

8. Comment: In the section of the Registration Statement titled “REASONS FOR THE REORGANIZATION”, the disclosure notes that the Board considered the relative portfolio turnover rates of the Funds. Please advise supplementally what the impact of the portfolio turnover associated with the repositioning of the Acquiring Fund will be and the impact of such repositioning on any adjustments in the portfolio turnover rates prospectively.

Response: Based on information as of September 14, 2021, it is estimated that the repositioning of the Acquiring Fund will result in a portfolio turnover of approximately 94.14%. The Registrant will revise the disclosure in the 497 Filing accordingly. Because the Target Fund will be the accounting survivor of the Reorganization, the Combined Fund will disclose the portfolio turnover of the Target Fund in the Combined Fund’s next annual prospectus update. However, the Combined Fund will consider whether to include supplemental data in its annual prospectus update regarding the portfolio turnover incurred in conjunction with the Reorganization.

9. Comment: In the section of the Registration Statement titled “REASONS FOR THE REORGANIZATION”, the disclosure notes that the Board considered that at the time of the Reorganization that the Target Fund and the Acquiring Fund will have the same investment objective. Please discuss why the Board considered it appropriate to approve a change in the Acquiring Fund’s investment objective.

Response: The Registrant has amended its disclosure to provide a discussion of the reasons the Board considered it appropriate to approve a change in the Acquiring Fund’s investment objective. In addition to the disclosure discussed in response to Comment 6, the Registrant has added the following underlined disclosure at the end of the eighth paragraph under the section captioned “REASONS FOR THE REORGANIZATION:”

The Board considered that at the time of the Reorganization: (i) the Target Fund and the Acquiring Fund will have the same investment objective, which is to seek investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Norway IMI 25/50 Index; (ii) the investment strategies and policies of the Target Fund will be identical to those of the Acquiring Fund; and (iii) the investment policies and restrictions of the Target Fund and the Acquiring Fund will be identical and include those investment policies required by the 1940 Act. The Board noted that until immediately prior to the Reorganization, the Target Fund and the Acquiring Fund will have had different investment objectives, principal investment strategies and policies, and therefore, until the time of the Reorganization, the Target Fund and the Acquiring Fund will have ~~slightly~~ different portfolio securities. The Board considered the portfolio repositioning that would have to occur for the Acquiring Fund to adopt the Target Fund’s investment objective and strategies, and noted Global X’s

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
September 23, 2021

agreement to bear the costs of the repositioning, and Global X's representation that the repositioning would not generate any taxable gains to the Acquiring Fund. In determining the appropriateness of conforming the Acquiring Fund to the Target Fund’s investment objective, the Board considered that the Adviser had also evaluated alternatives including keeping the investment objective of the Acquiring Fund static, revising the principal investment strategy of the Acquiring Fund to transition to an alternative regional index, merging with one or more single-country funds to create a different regional exposure, and/or working with the provider of the underlying index to make the index more appealing to investors. The Board also considered that the Adviser did not identify any alternative revision to the principal investment strategy of the Acquiring Fund that the Adviser felt would allow such Fund to remain viable as a going concern while continuing to offer existing investors the desired geographic exposure to the Nordic region.

10. Comment: In the section of the Registration Statement titled “REASONS FOR THE REORGANIZATION”, the disclosure notes that the Board considered that the costs of repositioning the Acquiring Fund’s portfolio will be borne by the Adviser. Please disclose whether the repositioning will result in a significant acceleration of taxable distributions for the year for Acquiring Fund shareholders.

Response: The repositioning is not anticipated to generate any significant acceleration of taxable distributions as a result of tax loss carryforwards and/or as a result of the Acquiring Fund’s ability to deliver underlying appreciated securities pursuant to 26 USC 852(b)(6) through the use of custom baskets as permitted by Rule 6c-11 under the Investment Company Act of 1940, as amended. The Registrant has revised the eighth paragraph in the section of the Registration Statement titled "REASONS FOR THE REORGANIZATION" to note the following: “The Board considered the portfolio repositioning that would have to occur for the Acquiring Fund to adopt the Target Fund’s investment objective and strategies, and noted Global X’s agreement to bear the costs of the repositioning, and Global X’s representation that the repositioning would not generate any taxable gains to the Acquiring Fund.”

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,
                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.